300 North LaSalle
Chicago, IL 60654
Robert Goedert, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 312 862 7317	+1 312 862 2000	+1 312 862 2200
rgoedert@kirkland.com
www.kirkland.com

June 23, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Etheredge
Robert Littlepage
Edwin Kim
Larry Spirgel

Re:	PowerSchool Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 2, 2021
File No. 333-255067

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, PowerSchool Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated June 17, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Registration Statement will be emailed to the Staff, and those copies will be marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 submitted to the SEC on June 2, 2021. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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Securities and Exchange Commission

June 23, 2021

Dilution, page 87

1.

Please explain to us your rationale for assuming in your calculation of dilution that Topco LLC had all of its LLC Units redeemed or exchanged for newly-issued shares of Class A common stock. Tell us how adjusting for the assumed redemption will impact the amount of dilution in net tangible book value per share to the investors in this offering.

Response

The Company advises the Staff that its dilution calculation assumes the Assumed Redemption because the Company is employing an Up-C structure and certain of its existing investors, including Vista, who currently comprise almost 50% of the equity of the registrant, will, following the completion of this offering, continue to own a substantial portion of their equity interest in the registrant through limited liability company interests in Topco LLC instead of through Class A common stock of the registrant. In this structure, the LLC Units of Holdings LLC held directly by Topco LLC can be exchanged at any time for shares of Class A common stock of the registrant. The Company refers the Staff to the section of the Prospectus entitled “Organizational Structure” for a fulsome discussion of the Up-C structure. Each LLC Unit will entitle the holder to a pro rata share of the net profit and net losses and distributions of Holdings LLC. The only assets of PowerSchool Holdings, Inc. will be LLC Units. In a liquidation of Holdings LLC, any remaining assets of Holdings LLC would be divided among the holders of LLC Units, Topco LLC and PowerSchool Holdings, Inc., and the portion distributed to PowerSchool Holdings, Inc. would represent only its proportional ownership of Holdings LLC. If net tangible book value per share were to be calculated without giving pro forma effect to the Assumed Redemption, it would overstate the net tangible book value per share and potentially mislead investors into believing each share of Class A common stock represents a claim to a larger percentage of the assets of the Company than is actually the case. By giving effect to the Assumed Redemption, the calculation of dilution reflects the portion of the Company’s net tangible assets to which holders of Class A common stock actually have an economic claim. The Company further advises the Staff that adjusting for the Assumed Redemption decreases the dilution in net tangible book value per share to the investors in this offering. Without adjusting for the Assumed Redemption, the dilution in net tangible book value per share to the investors in this offering would be artificially high.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 120

2.

We note your disclosure on page 122 of the outstanding balance on your Revolving Credit Agreement as of March 31, 2021 as well as subsequent borrowings through June 2, 2021. Please revise to quantify the remaining balance available for borrowings on your Revolving Credit Agreement as of March 31, 2021.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 122 of the Registration Statement.

Securities and Exchange Commission

June 23, 2021

As of March 31, 2021, the outstanding balance on the Revolving Credit Agreement was $85.0 million with $95.0 million available for further borrowings. Between April 1, 2021, and June 23, 2021, an additional $10.0 million was drawn from the Revolving Credit Agreement, for a total outstanding balance of $95.0 million as of June 23, 2021.

3.

Please revise your discussion of cash flows from operating activities for the quarter ended March 31, 2021 to more fully address the reason for the decrease in deferred revenues. We note that the decrease in deferred revenue is nearly 57%, or $22 million, higher than it was in the quarter ended March 31, 2020.

Response

The Company supplementally advises the Staff that the seasonality of the Company’s business drives higher bookings in the second and third quarters and the majority of renewals occur in the third quarter. A majority of the Company’s customers pay in advance for subscriptions, which is recorded as deferred revenue. As a result, the second and third quarters will typically experience increases in deferred revenues versus prior year, while the fourth and first quarters will typically experience decreases in change in deferred revenue to reflect the satisfaction of performance obligations versus prior year. As revenues grow year over year, the size of the decrease in change in deferred revenue experienced in the fourth and first quarters is expected to increase proportionately to or less than the increase in deferred revenues in the second and third quarters. This seasonal trend can be influenced by timing of collections which have been accelerating and can impact change in deferred revenue between quarters, most prominently by pulling forward the expected increase in third quarter change in deferred revenue into the second quarter.

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 123 of the Registration Statement.

Net cash used in operating activities of $51.5 million for the quarter ended March 31, 2021 was primarily related to our net income of $0.5 million, adjusted for non-cash charges of $29.9 million and net cash outflows of $81.9 million resulting from changes in our operating assets and liabilities, net of acquisitions. Non-cash charges primarily consisted of depreciation and amortization of $28.6 million and management incentive unit-based compensation of $1.4 million. The main drivers of net cash outflows from changes in operating assets and liabilities were decreases in deferred revenue of $61.5 million due to the seasonality of our billing cycle, and deferred taxes of $16.2 million, partially offset by a decrease in accounts receivable by $15.0 million due to the timing of collections.

Critical Accounting Policies and Estimates, page 126

4.

Please revise your discussion of Management Incentive Unit-Based Compensation on page 130 to indicate if the performance conditions were considered probable as of March 31, 2021. As a related matter, we note your planned pro forma adjustment (j) related to compensation expense on page 101. Please revise your MD&A to quantify how your results of operations will be impacted by the anticipated increase in stock-based compensation expense in connection with this offering.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 130 of the Registration Statement.

Securities and Exchange Commission

June 23, 2021

We grant management incentive unit (MIU) awards as profit interests to employees based on the estimated fair value of the awards at the date of grant. These MIUs are subject to service and performance conditions. We recognize compensation expense for time-based units on a straight-line basis over the respective requisite service periods of the awards. For performance-based units, subject to performance conditions, we evaluate the probability of achieving each performance condition at each reporting date and recognize expense over the requisite service period when it is deemed probable that a performance condition will be met using the accelerated attribution method over the requisite service period. Certain of our awards have performance-based vesting condition, which will be satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of (1) an initial public offering, or IPO, or (2) a sale event. As of December 31, 2020 and March 31, 2021, the performance conditions were not deemed probable of being met, and, accordingly, no expense was recorded. As a result of the Organizational Transactions, we expect to incur approximately $                 of additional stock-based compensation expense in third quarter of 2021, based on an assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). In addition, we expect to incur an additional $                 of additional stock-based compensation expense in third quarter of 2021 due to new stock-based awards we expect to make upon completion of this offering, based on an assumed initial public offering price of $                 per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Severin Holdings, LLC Consolidated Financial Statements

3. Business Combinations, page F-25

5.

We note that you have not provided financial statements or pro forma financial information for your acquisition of Hobsons, Inc. Please provide us with the significant tests you performed to determine that this information was not required under Rule 3- 05 and Article 11 of Regulation S-X.

Response

The Company respectfully advises the Staff that it considered the requirements of Rule 3-05 of Regulation S-X , Article 11 of Regulation S-X and the significance tests of Rule 1-02(w) of Regulation S-X and determined that it was not required to include audited financial statements of, and pro forma financial information relating to the acquisition of, Hobsons, Inc. (Hobsons). The Company compared (i) the total assets of Hobsons compared to the Company’s total consolidated assets (“Asset Test”); (ii) the amount of the Company’s investment in Hobsons compared to the Company’s consolidated total assets (“Investment Test”); and (iii) the revenue of Hobsons compared to the Company’s consolidated revenue (“Income Test”), in each case, based on a comparison between the Company’s most recent consolidated annual audited financial statements and Hobsons most recent annual financial statements. For the Income Test, while it requires the calculation of both the income and revenue components, given the revenue component is insignificant, it was not necessary to further consider the income component. The Company respectfully advises the Staff that its acquisition of Hobsons did not individually meet the threshold to be considered a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X as none of the asset, investment or income tests exceeded the 20% significance threshold as noted in the table below.

Securities and Exchange Commission

June 23, 2021

The Company’s calculation of the significance tests for the Hobsons acquisition are as follows:

Asset Test – 1%	Investment Test – 10%	Income Test – 19%

The percentages were calculated as follows (the dollar amounts below are in U.S. dollars in thousands and based on U.S. GAAP audited financial statements of the Company and the most recent annual financial statements of Hobsons):

Asset Test	Total assets of Hobsons as of September 30, 2020	$36,863	1%
	Consolidated total assets of the Company as of December 31, 2020	$3,200,700
Investment Test	Total investment in Hobsons on acquisition date	$318,861	10%
	Consolidated total assets of the Company as of December 31, 2020	$3,200,700
Income Test	Revenue of Hobsons for the year ended September 30, 2020	$83,607	19%
	Consolidated revenue for the Company for the year ended December 31, 2020	$434,888

General

6. We note that your graphics includes ARR and Net Revenue Retention for the fiscal year ended December 31, 2020. To provide a more balanced picture of your financial condition, please disclose your net loss for the same period with equal prominence. Further, please define your metrics or cross reference to where the definitions are located, and specify the periods measured.

Response

In response to the Staff’s comment, the Company has revised the cover art of the Prospectus to remove references to the ARR and NRR financial metrics.

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Securities and Exchange Commission

June 23, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.
Robert Goedert, P.C.

cc:	Hardeep Gulati
PowerSchool Holdings, Inc.

Daniel J. Bursky, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP